# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Seritage Growth Properties, CIK 0001628063
CUSIP: 81752R100
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 FIFTH AVENUE, 500 FIFTH AVENUE, NEW YORK, Texas (TX), 10110
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001337074-24-000004
Filed by CIK 0001337074

## Reporting persons
- He Zhengxu: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 2,465,050; sole dispositive power 2,465,050

## Item 1. Issuer
Name of issuer: Seritage Growth Properties
Address of issuer's principal executive offices: 500 FIFTH AVENUE, 500 FIFTH AVENUE, NEW YORK, TEXAS, 10110

## Item 2. Person Filing
Name of person filing: He Zhengxu
Address of principal business office or, if none, residence:
5150 Hidalgo St.
Unit 1602
Houston, TX 77056
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,465,050
Percent of class: 4.1

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- He Zhengxu: He Zhengxu, Mr. (02/06/2025)
Comment: By signing below I certify that, to the best of my knowledge and belief,
the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or
influencing the control of the issuer of the securities and
were not acquired and are not held in connection with or
as a participant in any transaction having that
purpose or effect.

Dated: February 06, 2025
/S/ He Zhengxu
Name: He ZHENGXU
Title: Mr.